SIVERSUN TECHNOLOGIES, INC.

5 REGENT STREET

LIVINGSTON, NEW JERSEY 07039

February 27, 2015

VIA ELECTRONIC MAIL

Mark P. Shuman

Branch Chief – Legal

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	SilverSun Technologies, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 18, 2014
File No. 333-200726

Dear Mr. Shuman:

By letter dated February 25, 2015, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided SilverSun Technologies, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed February 18, 2015. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Cover Page

1.	Please revise to clearly and concisely explain the terms upon which the securities will be offered. In this regard, it is unclear whether an investor’s decision to purchase stock is linked to an investor’s decision to purchase warrants. If the proportions are fixed, state the terms. For example, if an investor must purchase two shares of common stock to purchase a warrant, please so indicate. Corresponding revisions should be made in The Offering section on page 6.

RESPONSE: We have revised our disclosure accordingly.

2.	We note your disclosure that the offering will close no later than 15 business days following the effectiveness of the registration statement. However, the placement agency agreement provides that the closing date may be on such date as may be agreed upon in writing by the company and Alexander Capital, L.P. Please ensure that the cover page disclosure as well as the plan of distribution section accurately describe the term of the offering. Please provide us with a legal analysis supporting your apparent belief that this offering is not subject to Securities Act Rule 415. Refer to Securities Act Rule 415(a)(1)(ix).

RESPONSE: We have revised the Placement Agency Agreement to reflect that the offering may close no later than 15 business days following the effectiveness of the registration statement. Thus, the securities are not being offered on a delayed or continuous basis and should not be subject to Securities Act Rule 415.

Prospectus Summary, page 1

3.	Please state that all share and per share amounts in the prospectus give retroactive effect to the 1-for-30 reverse stock split that became effective on February 4, 2015.

RESPONSE: We have revised our disclosure accordingly.

Capitalization, page 17

4.	Financial statements which purport to give effect to the receipt and application of any part of the proceeds from the sales of securities for cash are not permitted in the context of a best efforts offering. Please revise the capitalization table to remove the pro forma as adjusted column. Refer to Securities Act Rule 170.

RESPONSE: We have revised our disclosure accordingly.

Description of Securities

Preferred Stock

Series B Preferred Stock, page 45

5.	You state that the Series B Preferred Stock has certain rights, privileges, preferences and restrictions set forth in the certificate of designation. Please revise to include a materially complete description of the terms of the Series B Preferred Stock. In this regard, Section IV of the certificate of designation for the Series B Preferred Stock indicates the Series B Preferred Stock may have a liquidation preference.

RESPONSE: Section III of the Series B Preferred Stock certificate of designation correctly states that the Series B Preferred does not have a liquidation preference although Section IV of the certificate of designation incorrectly ranks the Series B Preferred Stock as senior to other classes of the Company’s capital stock “as to distribution of assets upon liquidation, dissolution or winding up”. However, the Series B Preferred Stock is not convertible into any class of the Company’s capital stock, and has no economic value. In addition, upon closing of the Offering, Mr. Meller will be cancelling his one (1) share of Series B Preferred Stock and the Company will concurrently cancel the Series B Preferred Stock altogether.

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Listing, page 49

6.	Your disclosure that the reverse stock split was effected on February 13, 2015 is inconsistent with your disclosure elsewhere in the document that states the reverse stock split was effected on February 4, 2015.

RESPONSE: We have revised our disclosure accordingly.

Consolidated Financial Statements

General

7.	Your most recent financial statements are for the unaudited period ended September 30, 2014. Please tell us whether audited financial statements for the fiscal year ended December 31, 2014 are available. If such financial statements are not available, provide quantitative and qualitative support that you reasonably and in good faith expect to report income from continuing operations before taxes for 2014. Refer to Rule 8-08(b) of Regulation S-X.

RESPONSE: Audited financial statement for the fiscal year ended December 31, 2014 are not available. Through September 30, 2014 the Company on a consolidated basis had revenue of $16,266,000, or on average $5,422,000 per quarter. For the same period, on a consolidated basis the Company had income from operations of $756,000, an average of $252,000 per quarter. We expect the fourth quarter of 2014 to generate comparable revenue to the first three quarters of 2014, with an expectation of a loss in the quarter ending December 31, 2014, due to the timing of an annual customer conference and the increase in personnel attributable to the expansion of the business. With the expected fourth quarter loss, the Company on a consolidated basis is projecting income from operations for the fiscal year ending December 31, 2014 in excess of $335,000.

Exhibit 5.1

8.	Please revise to include an opinion that the warrants being registered are the binding obligation of the registrant under the laws of the State of New York. Refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

RESPONSE: Our counsel has revised their opinion accordingly.

Thank you for your assistance in reviewing this filing.

Sincerely,

/s/ Mark Meller
Mark Meller
Chief Executive Officer
SilverSun Technologies, Inc.

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